UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71298

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 05/23/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BSG SECURITIES, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1000 Parkwood Circle SE, Suite 810
(No. and Street)

Atlanta	GA	30339
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Andrew Stelling	(404) 844-4226	dstelling@burkestelling.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ohab and Company, P.A.
(Name – if individual, state last, first, and middle name)

100 E. Sybelia Ave., Suite 130	Maitland	FL	32751
(Address)	(City)	(State)	(Zip Code)

07/28/2004	1839
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Andrew Stelling, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BSG Securities, LLC, as of December 31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BSG SECURITIES, LLC

Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of BSG Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BSG Securities, LLC for the period May 23, 2025 (inception) to December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of BSG Securities, LLC for the period May 23, 2025 (inception) to December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BSG Securities, LLC's management. Our responsibility is to express an opinion on BSG Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BSG Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as BSG Securities, LLC's auditor since 2025.

Maitland Florida

February 25 2026

BSG SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS		
Cash	$	50,116
Accounts receivable		20,000
Prepaid deposits and expenses		7,412
TOTAL ASSETS	$	77,528
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Due to related parties		3,896
Accounts payable, accrued expenses and other liabilities		7,095
TOTAL LIABILITIES	$	10,991
MEMBERS' EQUITY		66,537
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	77,528

The accompanying notes are an integral part of these financial statements.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

1. **Organization and Nature of Business**

BSG Securities, LLC (the "Company") is Georgia limited liability company ownership interests held by three partners. The Company received regulatory approval from the Securities and Exchange Commission ("SEC") and Financial Industry Regulatory Authority ("FINRA") on May 23, 2025.

The Company operates as a registered broker-dealer with the SEC and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The Company's primary business activities include acting as an investment banker in private placement transactions, mergers and acquisitions ("M&A"), and providing strategic advice to its corporate clients, all within a single line of business.

2. **Significant Accounting and Reporting Policies**

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

Use of Estimates

In accordance with GAAP, management is required to make estimates and assumptions when preparing financial statements. These factors impact the reported figures for assets, liabilities, disclosure of contingent assets and liabilities as of the financial statement date, and the reported amounts of revenue and expenses throughout the reporting period. It is important to note that actual results may vary from these estimates.

Cash and Cash Equivalents

The Company maintains its cash in a single deposit account with a financial institution. Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less that are not held-for-sale in the ordinary course of business. Cash balances are reviewed regularly to manage liquidity and support operational needs.

Accounts Receivable

Accounts receivable represents amounts due from clients for private placement activities and M&A advisory services, primarily provided to community banks and privately held financial institutions. Accounts receivable are recorded at the amounts expected to be collected and are reviewed regularly for collectability. These receivables are generally due within 30 days and are not subject to significant credit risk, as the Company's clients primarily include investors and institutional counterparties with established credit profiles.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

2. Significant Accounting and Reporting Policies, continued

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Income Taxes

The Company operates as a limited liability company with three partners and is treated as a partnership for federal and state income tax purposes. As a result, all income or loss flows through to the partners, and no provision for federal or state income taxes has been included in the accompanying financial statements.

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations arising from uncertain income tax positions for the period ended December 31, 2025. Tax returns for the years ended December 31, 2024, and thereafter remain open and are subject to examination by taxing authorities. No income tax returns are currently under examination.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company has determined that certain financial assets, including cash and cash equivalents, have de minimis expected credit losses due to their nature, contractual life, and historical experience. Accounts receivable are subject to the CECL guidance; however, management believes no allowance for credit losses is necessary. This conclusion is based on the Company's expectation of collectability, taking into account factors such as credit quality of clients, aging of receivables, and current and projected economic conditions.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

2. Significant Accounting and Reporting Policies, continued

Given the nature of the Company's engagements, primarily private placement and M&A advisory services with community banks and privately held financial institutions, management considers credit risk to be minimal. Accordingly, at December 31, 2025, no allowance for credit losses has been recorded.

Revenue Recognition

The Company has adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Mergers & Acquisition Revenue

The Company recognizes revenue from M&A advisory services based on agreements that define the scope of services and compensation. Fees may include time-and-expense reimbursements, non-refundable retainers, and contingent success fees. Initial fees are recognized when billed, reflecting the satisfaction of preliminary advisory obligations. Retainer fees are recognized over the period the services are provided. Success fees are recognized upon closing of the underlying transaction, at which point all contingencies have been resolved. Fees subject to reclamation are recorded as deferred revenue until all reclamation provisions are met.

Private Placement Revenue

Revenue from private placement activities is earned through advisory and placement services provided directly to issuers. Fees are generally based on a percentage of capital raised or transacted. Non-refundable retainers for upfront costs and expenses are recognized as revenue when billed, while conditional retainers are recognized only after all agreed-upon conditions are satisfied. Success fees are recognized when all conditions are met and the investment is accepted. Commissions and fees subject to reclamation are recorded as deferred revenue until all reclamation provisions are satisfied.

Fairness Opinions

Revenue from fairness opinions is recognized when the opinion is delivered to the client, which represents the completion of the Company's advisory services related to the opinion. Fees typically consist of fixed engagement fees and may also include reimbursement of time and out-of-pocket expenses associated with preparing the opinion.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

    Segment Reporting

    The FASB issued ASU 2023-07, *Segment Reporting – Topic 280*, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 10 to the financial statements.

3. **Prepaid Deposits and Expenses**

    Prepaid deposits and expenses consist of advance payments for goods, services, or other benefits to be received in future periods. These amounts are recognized as expenses over the periods during which the related benefits are consumed. At December 31, 2025, prepaid deposits and expenses totaled $7,412, as reported in the Statement of Financial Condition.

4. **Accounts Receivable**

    As of December 31, 2025, the Company had $20,000 in accounts receivable related to services rendered under fulfilled contracts with clients. These receivables arise from investment banking activities and other advisory services and are expected to be collected in the normal course of business. No amounts were written off as bad debt during the period.

5. **Related Parties**

    The Company participates in a month-to-month expense-sharing arrangement with Burke Stelling Group, LLC ("Affiliate"), under which it records monthly allocations for occupancy and other operational services provided by the Affiliate. As of December 31, 2025, $3,986 was payable to the Affiliate. The agreement may be terminated by either party at any time.

6. **Occupancy**

    The Company uses office space provided by Affiliate, which pays all costs associated with the space on the Company's behalf. The Company recognizes the expense and reimburses the Affiliate as specified in the terms of the arrangement (see Note 5).

7. **Net Capital and Exemption Requirements**

    The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As the Company is still within its first year of operations, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After the first year, this ratio increases to 1,500%. The Rule also prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

    At December 31, 2025, the Company had net capital of $39,125 which was $34,125 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 28.09%.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

7. Net Capital and Exemption Requirements, continued

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2025, without exception.

8. Restrictions on Contributed Capital

During the period ended December 31, 2025, the Company received capital contributions from its Partners totaling $20,000. Contributions made prior to FINRA and SEC approval of the Company are restricted from withdrawal until one year from the date of effective date of FINRA/SEC approval. Contributions made after effective date of FINRA/SEC approval are restricted from withdrawal for one year from the date of infusion. In both instances, withdrawals may only occur if prior written authorization is obtained from FINRA.

9. Segment Reporting

The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities, investment banking, and commission sharing. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 7), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company derived 100% of its total revenues from two external customers in 2025.

10. Risks and Uncertainties

The Company maintains its cash balances at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Deposits in excess of FDIC insurance limits, if any, are subject to credit risk. As of December 31, 2025, the Company's cash balances did not exceed the FDIC-insured limit, thereby mitigating the credit risk associated with cash holdings.

The Company's clients are primarily community banks and privately held financial institutions with established creditworthiness. Credit risk related to accounts receivable is minimal, as the Company evaluates client financial stability, historical collection experience, and aging of receivables. To proactively manage this risk, the Company maintains regular communications with clients and monitors outstanding receivables to assess the likelihood of non-payment.

As a newly established broker-dealer, the Company's revenue for the period ended December 31, 2025, was concentrated between two clients. Management expects that client diversification will increase as the business expands.

BSG SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period May 23, 2025 (inception) to December 31, 2025

11. Subordinated Liabilities

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

12. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its partners if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental obligations (other than those disclosed in Note 6), no underwriting commitments, no contingent liabilities, and was not involved in any lawsuits during the period ended December 31, 2025.

13. Subsequent Events

Management has evaluated all events and transactions occurring subsequent to December 31, 2025, through the date of issuance of these financial statements, and has determined that there were no other material subsequent events that require recognition or additional disclosure in these financial statements.